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Exhibit 99.3

IMPERIAL TOBACCO ANNOUNCES BOARD APPOINTMENT

        Imperial Tobacco Group PLC today announces the appointment of Bruce Davidson as Sales and Marketing Director and a member of the PLC Board, effective from 1 October, 2003.

        Mr Davidson, 47, joined Imperial Tobacco in 1998 as Managing Director, International. He has been part of the senior management team transforming the scale and reach of the company's international business through a combination of organic growth and a series of successful acquisitions.

        Mr Davidson assumed responsibility for all sales and marketing operations outside the UK, in July 2003. As Sales and Marketing Director, he is now responsible for the Group's entire global sales and marketing activities across Europe, Asia Pacific, Africa and the Middle East, and Australia and New Zealand.

Enquiries
Alex Parsons	office 0117 933 7241
Group Media Relations Manager
Nicola Tate	office 0117 963 6636
Investor Relations Manager
www.imperial-tobacco.com

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  Exhibit 99.3
IMPERIAL TOBACCO ANNOUNCES BOARD APPOINTMENT